

June 15, 2023

David Levine
Chief Legal Officer
Sculptor Capital Management, Inc.
9 West 57th Street,
New York, New York 10019

> **Re: Sculptor Capital Management, Inc.**
> **Registration Statement on Form S-3**
> **Filed on June 9, 2023**
> **File No. 333-272549**

Dear David Levine:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Aisha Adegbuyi at adegbuyiai@sec.gov with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Craig E. Marcus